UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kurt Salmon Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Street - Suite 800
(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry RD Building 2, Suite 1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kurt Salmon Capital Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC

Notary Public

Signature

CFO & Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KURT SALMON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KURT SALMON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kurt Salmon Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kurt Salmon Capital Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 4, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Cash	$	399,040
Accounts receivable		201,169
Right of use asset		23,681
Prepaid expenses		22,898
Total assets	$	646,788

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued compensation	$	220,115
Paycheck Protection Program loan		114,200
Lease liability		23,681
Deferred revenue		40,000
Accounts payable and other accrued expenses		15,402
Total liabilities		413,398
MEMBER'S EQUITY	$	233,390
Total Liabilities and Member's Equity	$	646,788

The accompanying notes are an integral part of these financial statements

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES		
Investment banking	$	1,635,762
Reimbursed expenses		23,488
Interest income		3,197
Total revenue		1,662,447
EXPENSES		
Compensation and benefits	$	2,324,010
Technology and communications		44,149
Occupancy and equipment		89,954
Other		111,605
Total expenses	$	2,569,718
NET LOSS	$	(907,271)

The accompanying notes are an integral part of these financial statements

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance at December 31, 2019	$ 781,820
Contributions	608,841
Distributions	(250,000)
Net loss	(907,271)
Balance at December 31, 2020	$ 233,390

The accompanying notes are an integral part of these financial statements

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$	(907,271)
Adjustments to reconcile net loss to net cash used by operating activities:		
Net change in operating assets and liabilities:		
Decrease in accounts receivable		382,477
Decrease in deposits		5,134
Decrease in right of use asset		13,532
Increase in prepaid expenses		(2,802)
Decrease in lease liability		(13,532)
Increase in accrued compensation		89,080
Decrease in accounts payable and accrued expenses		(17,453)
Net cash used by operating activities		(450,835)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		608,841
Distributions		(250,000)
Proceeds from Paycheck Protection Program loan		114,200
Net cash provided by financing activities		473,041
Net increase in cash for year		22,206
Cash at beginning of year		376,834
Cash at end of year	$	399,040

The accompanying notes are an integral part of these financial statements.

KURT SALMON CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1: Organization and Summary of Significant Accounting Policies

Organization and Business

Kurt Salmon Capital Advisors, LLC ("Company") is a Limited Liability Company that was formed in 1997 and was acquired by KSCA Partners, LLC ("Member") on October 1, 2012. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger and acquisition, financial and capital advisory services to clients in various industries. As a limited liability company, the member's liability is limited to its investment.

Revenue Recognition

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee-based transaction. The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company. The amount of retainer revenue recognized without the consummation of a success fee-based transaction or formal termination of an engagement was $201,000 and has been included in investment banking revenue in the accompanying Statement of Operations.

Cash

The Company maintains cash and deposits with one high quality banking institution. Balances at times may exceed federally insured limits.

Income Taxes

The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company's operations all flow through to its member.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10.

KURT SALMON CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2020

Accounts Receivable
Accounts receivable are noninterest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectable amounts. The review for uncollectable amounts is based upon an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

Note 3: Customer Concentrations

During 2020, the Company had two customers that accounted for approximately 85% of total revenues.

Note 4: Retirement Plan

The Company sponsors a profit sharing and safe harbor 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions as well as safe harbor matching contributions. The amount expensed under this plan in 2020 was approximately $46,283 which has been included in compensation and benefits within the accompanying Statement of Operations.

Note 5: Leases

The Company leases office equipment under a non-cancelable operating lease expiring in 2022. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 6.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs associated with this lease on a straight-line basis over the lease term.

The Company leases office space with a lease term of less than 12 months. The Company has elected for all underlying classes of assets to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

Maturity of the lease liability under the noncancelable operating lease for office equipment is as follows:

Year Ending December 31,	2021	$ 14,400
	2022	10,800
Total undiscounted lease payments		25,200
Less imputed interest		(1,519)
Total lease liability		$ 23,681

The total lease cost including variable costs associated with all leases for the year ended December 31, 2020 was $89,954.

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1. At December 31, 2020, the Company had net capital of $123,523 which exceeded the required net capital of $18,368 by $105,155. The Company's ratio of aggregate indebtedness to net capital was 2.23 to 1.00 as of December 31, 2020.

Note 7: Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

Note 8: Paycheck Protection Program Loan

During the 12 months ended December 31, 2020 the Company borrowed $114,200 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security Act sponsored by the United States and administered by the Small Business Administration (the “SBA”).

The loan is subject to a note dated May 7, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been by the SBA as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty. The Company has utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP as of December 31,2020.

Note 9: Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these worldwide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 10: Net Loss

The Company incurred a loss in 2020 and was dependent upon capital contributions from its Member for working capital and net capital. The Company’s Member has represented that it intends to continue to make capital contribution, as needed, to insure the Company’s survival through at least one year subsequent to the date of the report of independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realizations in the event that the Company ceases to continue as a going concern.

KURT SALMON CAPITAL ADVISORS, LLC

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS
PURSUANT TO SEC RULE 17a-5:

KURT SALMON CAPITAL ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31,2020

Total member's equity	$ 233,390
Additions and/or credits	
Forgivable expenses under PPP loan	114,200
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(201,169)
Prepaid expenses	(22,898)
Net capital	$ 123,523
Minimum net capital required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $275,517)	18,368
Excess net capital	$ 105,155
Aggregate Indebtedness	$ 275,517
Ratio of aggregate indebtedness to net capital	2.23 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing, as amended, as of December 31, 2020

KURT SALMON CAPITAL ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER SEC RULE 15C3-3 DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kurt Salmon Capital Advisors, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Kurt Salmon Capital Advisors, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Kurt Salmon Capital Advisors, LLC stated that Kurt Salmon Capital Advisors, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Kurt Salmon Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kurt Salmon Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 4, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

KURT SALMON CAPITAL ADVISORS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

We, as members of management of Kurt Salmon Capital Advisors, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Michael O. Brown
CFO & Financial and Operations Principal

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Kurt Salmon Capital Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kurt Salmon Capital Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating Kurt Salmon Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Kurt Salmon Capital Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kurt Salmon Capital Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kurt Salmon Capital Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 4, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC